Filed Pursuant to Rule 424(b)(3)
Registration No: 333-113119

PROSPECTUS

SUPPLEMENT

PARTNERS TRUST FINANCIAL GROUP, INC.

(Proposed Holding Company for SBU Bank, to become Partners Trust Bank)

This supplements the prospectus of Partners Trust Financial Group, Inc. dated May 7, 2004. This prospectus supplement should be read together with the prospectus.

We are extending our community offering and increasing the number of shares you may purchase in the offering.

In order to complete the offering of common stock of new Partners Trust Financial Group, we must sell at least 14,875,000 shares of common stock, which is the minimum of our offering range. As of June 7, 2004, we had received orders for approximately six million shares in the subscription and community offerings, which includes an estimated 1.4 million shares to be purchased by the ESOP assuming we close the offering at the midpoint of the offering range.

To facilitate the sale of additional shares, as contemplated by our Plan of Reorganization, we have extended the community offering and increased the amount of stock that individuals and groups may purchase as follows:

•	the maximum amount that an individual may purchase is now 375,000 shares; and

•	the maximum amount that an individual, together with their affiliates, associates and other persons acting in concert, may purchase is now 740,000 shares.

The ownership limitations discussed in the prospectus remain unchanged.

Persons who are interested in purchasing shares should submit an order form, together with full payment for the shares ordered. If you previously have submitted an order in the subscription or community offerings for 100,000 shares of common stock, you may increase your order by submitting an additional order form for the additional shares with full payment for the additional shares ordered.

Orders should be submitted as soon as possible. We have not set a new expiration date for the community offering and the offering may expire at any time in our sole discretion. If the community offering is extended beyond July 22, 2004, subscribers will have the right to modify or rescind their subscription orders.

The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. Based on the advice of our independent appraiser, and subject to market conditions and regulatory approval, we anticipate completing the offering at no more than approximately the midpoint of the offering range. In that regard, it is our intention not to accept any orders in excess of approximately 17,500,000 shares.

The shares of common stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the conversion center at 1-877-890-9657.

Sandler O’Neill & Partners, L.P.

The date of this prospectus supplement is June 10, 2004.